3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799
215.981.4000
Fax 215.981.4750
                                                                  John P. Falco
                                                                 (215) 981-4659
                                                           falcoj@pepperlaw.com




                                October 28, 2008



Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  James E. O'Connor, Esq.


                 Re:        WT Mutual Fund
                            File Nos. 33-84762 and 811-8648
                            -------------------------------

Dear Mr. O'Connor:

                  On behalf of WT Mutual Fund (the "Trust"), enclosed for filing is a copy of Post-Effective Amendment No. 46 to the Trust's Registration Statement on Form N-1A ("PEA No. 46"). PEA No. 46 has been marked to show where changes have been made in the Trust's Registration Statement since the Trust's Post-Effective Amendment No. 45 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the "Act") on August 29, 2008 ("PEA No. 45").

                  PEA No. 46 is being filed pursuant to Rule 485(b) under the Act to (i) bring the financial statements of the each of the portfolios of the Trust up to date, (ii) update information required by Items 5(a) or 6(a)(2) of Form N-1A, (iii) reflect certain non-material changes that the Trust deems appropriate; and (iv) respond to the comments of the Securities and Exchange Commission's staff (the "Staff") with respect to PEA No. 45, which were provided orally on October 22, 2008. As counsel to the Trust, we reviewed PEA No. 46 and hereby represent that PEA No. 46 does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the Act.

                  We appreciate the opportunity to address the Staff's comments regarding certain prospectus disclosure contained in PEA No. 45. We have organized the remainder of this letter by setting forth the Staff's comments in italicized text followed by the Trust's response to the Staff's comments.

Division of Investment Management
U.S. Securities and Exchange Commission
October 28, 2008
Page 2


1. With respect to the tables disclosing Annual Fund Operating Expenses, a footnote to each table discloses that the contractual fee waiver of the sub-administrator and accounting agent expired on September 2008. Please confirm whether this fee waiver has been extended.

                  Response: The contractual fee waiver by the sub-administrator and the accounting agent is pursuant to the Sub-Administration and Accounting Services Agreement dated May 1, 2006. Such agreement is effective until September 2008 and continues for additional one-year periods thereafter unless terminated. Accordingly, the footnote has been revised to reflect the terms of the agreement.

2. With respect to the Multi-Manager Funds, please explain whether the investment adviser invests in derivatives as part of its principle investment strategy.

                  Response: With respect to the multi-manager funds, the Multi-Manager Funds Prospectuses have been revised to reflect that the investment adviser currently does not invest in derivatives as part of its principle investment strategy.

3. The portfolio turnover rate for each of the Funds with a strategy to invest in small capitalization companies (the "Small-Cap Funds") exceeds 100%. In accordance with Item 4 (b) Instruction 7 of Form N-1A, please disclose that these Funds may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies and the related costs and tax consequences that such trading may incur.

                  Response: Additional disclosure has been added to prospectuses for the Small-Cap Funds to comply with Item 4(b) Instruction 7 of Form N-1A.

Division of Investment Management
U.S. Securities and Exchange Commission
October 28, 2008
Page 3

4. In each of the prospectuses, it is suggested that a similar format and level of detail be used to describe each portfolio manager's business experience during the past five years.

                  Response: We believe that the current disclosure of each portfolio managers' business experience conforms to the requirements of Item 5(a)(2) of Form N-1A. To the extent feasible, disclosure regarding each portfolio manager's business experience will be revised to make more consistent as to format and level of detail.


                  The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in PEA No. 46, (ii) the Staff comments or changes to disclosure in response to Staff comments in PEA No. 46 reviewed by the Staff do not foreclose the SEC from taking any action with respect to PEA No. 46, and (iii) the Trust may not assert Staff comments with respect to PEA No. 46 as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                  If you have any questions regarding PEA No. 46, please contact the undersigned at 215.981.4659 or, in his absence, Joseph V. Del Raso, Esq. at
215.981.4506 or John M. Ford, Esq. at 215.981.4009.


                                                    Very truly yours,

                                                    /s/ John P. Falco

                                                    John P. Falco

cc:        Mr. John J. Kelley
           Joseph V. Del Raso, Esq.
           John M. Ford, Esq.